NR11-03	January 28, 2011

Cardero Grants Incentive Stock Options

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, NYSE-A: CDY, Frankfurt: CR5) announces that, pursuant to its 2002 Incentive Stock Option Plan, it has granted incentive stock options to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 1,000,000 common shares in the capital stock of the Company. The options are exercisable at a price of CAD 1.84 for a period of two years ending January 28, 2013.

ABOUT CARDERO RESOURCE CORP.

Through 2011 Cardero will continue its migration from high-risk, early-stage grassroots exploration projects and will continue to add value through identification and acquisition of advanced projects.

In recent years, Cardero’s focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero’s wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. Cardero continues to hold significant iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA. More recently, in keeping with bulk-commodity focus, Cardero acquired a 45% interest in Coalhunter Mining Corp., with a right to increase its interest to 51% in certain circumstances. Coalhunter holds a 75% interest in the Carbon Creek Metallurgical Coal deposit in north-eastern British Columbia.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)
Hendrik van Alphen, President

Contact Information:	Nancy Curry, Manager – Corporate Communications
Email: ncurry@cardero.com
Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.